Algonquin Power & Utilities Corp. Reports First Quarter 2026 Financial Results
Reports first quarter 2026 net earnings1 per common share of $0.11 and adjusted net earnings per common share2 of $0.13
Received orders allowing for resolution of rate cases in Missouri, California and Massachusetts and filed settlement agreement in Arizona
OAKVILLE, Ontario - May 8, 2026 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) ("AQN", "Algonquin" or the "Company") today reported first quarter 2026 net earnings of $83.1 million, or $0.11 per common share, and adjusted net earnings2 of $99.6 million, or $0.13 per common share. These results compared to net earnings of $92.8 million, or $0.12 per common share, and adjusted net earnings2 of $109.0 million, or $0.14 per common share, for the first quarter of 2025.
All amounts are shown in United States dollars ("U.S. $" or "$"), unless otherwise noted.
"The progress we made in the first quarter reflects strong execution against our 'Back to Basics' strategy," said Rod West, Chief Executive Officer of AQN. "We advanced key regulatory proceedings across our electric, gas and water utilities, while reinforcing operational and financial discipline across the business. By staying focused on fundamentals, we are positioning Algonquin to deliver steady, predictable value for our customers, communities and shareholders. Looking ahead, we remain confident in our ability to drive durable earnings growth over the long-term as we continue to advance our transformation into a premier, pure-play utility.”

First Quarter 2026 AQN Financial and Operational Highlights
•Received orders allowing for resolution of rate cases at Empire Electric Missouri, CalPeco Electric, and New England Gas;
•Submitted a settlement agreement for Litchfield Park Water & Sewer in Arizona;
•Subsequent to quarter-end, reached a tariff agreement at Chilean water utility Suralis;
•Subsequent to quarter-end, closed a $1.15 billion senior unsecured syndicated delayed draw term facility; the facility, which is undrawn and available, may, subject to capital markets conditions, be used to refinance AQN’s $1.15 billion senior note due June 15, 2026.
1 All amounts herein are from continuing operations and are attributable to common shareholders, unless otherwise noted
2 Please refer to "Non-GAAP Measures" below

Net Earnings and Adjusted Net Earnings3 by Business Unit

	Three months ended
	March 31
(all dollar amounts in $ millions except per share information)	2026	2025
Net earnings by business units
Net earnings for Regulated Services Group	$119.4	$122.1
Net earnings for Hydro Group	2.1	16.6
Net loss for Corporate Group	(38.4)	(45.9)
Net earnings	83.1	92.8

Adjusted net earnings[3]	$99.6	$109.0

Per common share
Basic and diluted net earnings	$0.11	$0.12
Adjusted net earnings[3]	$0.13	$0.14
Weighted average number of common shares outstanding	768,860,143	767,670,571
Business Segment Highlights
Regulated Services Group
Regulated Services Group Overview
Achieved regulatory progress across key proceedings:
•On January 14, 2026, the Missouri Public Service Commission issued an order approving a settlement agreement for Empire District Electric which would allow for $97 million annualized revenues to be phased in over three years once certain customer performance metrics have been met for three consecutive months. Also, the Company would have the ability to earn a further $13 million annually if it meets additional performance metrics to be agreed and filed with the Missouri Public Service Commission by May 31, 2026. The Company continues to work with the Missouri Public Service Commission on the evaluation of customer metrics for the adjustment of rates. The approved agreement includes a provision by which a new rate case is not to be filed for 24 months from the effective date of new rates.
•On March 3, 2026, Litchfield Park Water & Sewer and Arizona Corporation Commission (“ACC”) staff jointly submitted a settlement agreement that would result in a combined water and wastewater revenue adjustment of $15.3 million based on a return on equity of 9.75% and an equity ratio of 54%. On March 19, the Company and ACC staff jointly submitted an updated formula rate proposal. The Residential Utility Consumer Office is not party to the settlement agreement. The ACC held hearings in March 2026 on the settlement agreement and the jointly filed formula rate proposal. Legal briefs are due on May 18. The Company awaits a Commission order on the settlement agreement and formula rate proposal, which is expected in August 2026.
•On March 19, 2026, the California Public Utilities Commission issued an order approving a proposed decision for CalPeco Electric that results in an adjustment of $48.6 million in annualized revenues based on a return on equity of 9.75% and an equity ratio of 52.5%, retroactive to January 1, 2025.
•On March 27, 2026, the Massachusetts Department of Public Utilities approved a settlement agreement for New England Gas which provides for an adjustment of $45.3 million in distribution revenues, of which $27.4 million relates to prior investments under the Gas System Enhancement Program and was previously included in revenues. The approved settlement reflects an authorized return on equity of 9.3% and an equity ratio of 52.9%. New rates were effective April 1, 2026. The Company agreed to no further redesign of distribution rates before November 1, 2029.
3 Please refer to "Non-GAAP Measures" below

•On May 4, 2026, Suralis and the Superintendence of Sanitary Services reached an agreement for the VIII Tariff Process, setting base tariffs for the 2026-2031 period. The new tariff level translates to an estimated annual revenue impact of approximately $4.0 million. The new tariffs are expected to go into effect in the third quarter of 2026 upon publication of the Tariff Decree and Order by the Comptroller General.
Regulated Services Group
The Regulated Services Group reported net earnings of $119.4 million in the first quarter of 2026, compared to net earnings of $122.1 million in the first quarter of 2025, a decrease of $2.7 million or approximately 2.2%. The decrease in net earnings was primarily due to slightly unfavourable weather conditions in 2026 as compared to slightly favourable weather conditions in 2025 at Empire District Electric, favourable depreciation adjustments recorded in 2025 at Granite State Electric and Litchfield Park Water & Sewer systems, and higher gas safety excellence and operating expenses. The decrease was partially offset by the adjustment of approved rates at CalPeco Electric, which includes timing-related retroactive revenues and insurance expenses to the first quarter of 2025.
Key drivers of first quarter 2026 performance as compared to first quarter 2025 performance include:
•Adjustment of approved rates at CalPeco Electric of $48.6 million, which results in annualized retroactive revenues to January 1, 2025 of $60.7 million, partially offset by higher wildfire insurance expenses recovered in rates of $28.5 million, including retroactive expenses of $22.7 million relating to 2025; these amounts were previously incurred by the Company and deferred using its Wildfire Expense Memorandum Account (“WEMA”) mechanism;
•The impact of slightly unfavourable weather in the first quarter of 2026, as compared to slightly favourable conditions in the comparable period in 2025, resulting in an approximately $11.9 million decrease in net revenues at Empire District Electric;
•Higher operating expenses primarily related to $3.8 million in gas safety excellence costs with the remainder driven by higher labor, benefits and property taxes; and
•Higher depreciation primarily due to depreciation deferral adjustments of $5.6 million related to Granite State Electric and $2.6 million related to the Sarival wastewater plant at Litchfield Park Water & Sewer booked in the first quarter of 2025.
Hydro Group
The Hydro Group recorded net earnings of $2.1 million in the first quarter of 2026, compared to net earnings of $16.6 million in the first quarter of 2025. The decrease of $14.5 million was primarily due to a $13.4 million income tax recovery recognized in the first quarter of 2025 as a result of the tax basis step-up from the Hydro Group’s reorganization executed in connection with the sale of the Company’s renewable energy business (excluding hydro).
Corporate Group
The Corporate Group recorded a net loss of $38.4 million in the first quarter of 2026, compared to a net loss of $45.9 million, for the same period in 2025. The increase in net earnings of $7.5 million was primarily driven by the non-recurrence of a loss recognized in the first quarter of 2025 on the settlement of foreign exchange contracts and foreign exchange losses, partially offset by a decrease in net earnings due to higher non-recurring other losses as the Company continues to incur restructuring costs as part of its transition to a pure-play regulated utility. All of these items were excluded from adjusted net earnings4.

AQN’s unaudited interim condensed consolidated financial statements for the three months ended March 31, 2026 and management discussion and analysis for the three months ended March 31, 2026, (the “Interim MD&A”) will be available on its website at www.algonquinpower.com and in its corporate filings on SEDAR+ at www.sedarplus.com (for Canadian filings) and EDGAR at www.sec.gov/edgar (for U.S. filings).

4 Please refer to "Non-GAAP Measures" below

Earnings Conference Call
AQN will hold an earnings conference call at 8:30 a.m. eastern time on Friday, May 8, 2026, hosted by Chief Executive Officer, Rod West, and Chief Financial Officer, Rob Stefani.

Date:	Friday, May 8, 2026
Time:	8:30 a.m. ET
Conference Call:	Toll Free Dial-In Number:	1 (800) 715-9871
	Toll Dial-In Number:	1 (646) 307-1963
	Conference ID:	9177664
Webcast:	https://edge.media-server.com/mmc/p/8kzernoq
Presentation also available at: www.algonquinpower.com
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN and AQNB, respectively.
Visit AQN at www.algonquinpower.com and follow us on X.com @AQN_Utilities.
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute "forward-looking information" within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). The words "will", "expects", “would”, "believes", "estimates", "targets", "forecast", "outlook", "guidance", "projected" (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding: value creation and the ability to drive durable earnings growth and to become a premier pure-play regulated utility; the use of the senior unsecured syndicated delayed draw term facility; and regulatory filings and proceedings, including the expected timing, impacts and outcomes thereof. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Forward-looking statements contained herein are provided for the purposes of assisting in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management's current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's annual information form and annual management discussion & analysis, each for the year ended December 31, 2025, and Interim MD&A each of which is or will be available on SEDAR+ and EDGAR.
Given these assumptions and risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.

Non-GAAP Measures
AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. AQN's method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
The term "adjusted net earnings" is used in this news release and is a non-GAAP financial measure. An explanation of this non-GAAP financial measure can be found in the section titled "Caution Concerning Non-GAAP Measures" in the Interim MD&A, which section is incorporated by reference into this news release, and a reconciliation to the most directly comparable U.S. GAAP measure can be found below. In addition, adjusted net earnings is presented in this news release on a per common share basis. "Adjusted net earnings per common share" is a non-GAAP ratio and is calculated by dividing adjusted net earnings by the weighted average number of common shares outstanding during the applicable period.
Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to adjusted net earnings and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.
The following table shows the reconciliation of net earnings (loss) attributable to common shareholders to adjusted net earnings exclusive of these items:

	Three months ended
	March 31
(all dollar amounts in $ millions except per share information)	2026	2025
Net earnings attributable to common shareholders	$83.6	$94.2
Add (deduct):
Earnings from discontinued operations, net of tax	(0.5)	(1.4)
Loss on derivative financial instruments	—	7.2
Restructuring costs[5]	19.2	5.6
Loss on foreign exchange	—	3.9
Adjustment for taxes related to above	(2.7)	(0.5)
Adjusted Net Earnings	$99.6	$109.0
Adjusted Net Earnings per common share	$0.13	$0.14

5	See Note 12(a) in the Unaudited Interim Condensed Consolidated Financial Statements.
Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500

Media Inquiries:
Stephanie Bose
Senior Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500